SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

August 1, 2003

GRUPO ELEKTRA, S.A. de C.V.

(Exact name of registrant as specified in its charter)

Edificio Parque Cuicuilco (Esmeralda)
Insurgentes Sur No. 3579
Col. Tlalpan
14000 Mexico, D.F., Mexico
(Address of principal executive offices)

1-13200
(Commission File Number)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F [X]	Form 40-F [ ]

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes [ ]	No [X]

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .]

3Q Retail Sales Increase 27% to Ps. 3.6 Billion

— Banco Azteca’s Net Deposits Surpass Ps. 6 Billion,
Completely Funding Its Credit Portfolio —

— Net Debt Declines 69% YoY —

Highlights:

•	3Q03 Retail Sales rose 27% YoY to Ps. 3.6 billion from Ps. 2.9 billion in 3Q02 due to an outstanding performance among all our three store formats Elektra, Salinas y Rocha and Bodega de Remates, which sales rose 26%, 21% and 58% year-over-year, respectively.

•	Despite a 14% YoY decline in total gross profit, a 26% YoY decline in SG&A expenses resulted in an EBITDA of Ps. 694 million, in line with EBITDA of Ps. 693 million in 3Q02. Pro-forma EBITDA including our net participation in Banco Azteca’s results under the equity method rose 7% to Ps. 738 million in 3Q03 from Ps. 693 million in 3Q02.

•	Banco Azteca’s net deposits surpassed Ps. 6 billion, totally funding its Ps. 4.4 billion outstanding gross credit portfolio. Net deposits reported at the end of 3Q03 represent an 84% quarter-on-quarter increase and more than fourteen times the initial net deposits.

•	Net debt declined 69% YoY to Ps. 4.1 billion in 3Q03 from Ps. 5.4 billion in 3Q02.

Financial Highlights:

Financial Highlights

Ps. Million			Change

	3Q02	3Q03	$	%

Total Revenues *	3,740	3,860	119	3.2%
Gross Profit *	1,685	1,446	(239)	- 14.2%
EBITDA before Financial Division **	693	694	1	0.1%
Pro-forma EBITDA after Financial Division **	693	738	45	6.5%
Net Income	(232)	302	534	n.m.
EPS (pesos per share)	(0.97)	1.26	2.23	n.m.
EPS (US$ per ADR) ***	(0.35)	0.46	0.81	n.m.

*	Before Banco Azteca

**	Financial Division = Banco Azteca + Afore Azteca

***	Ps. 11.03 per US$

Grupo Elektra, S.A. de C.V.	1	Third Quarter 2003 Results

Financial Highlights:

Grupo Elektra, S.A. de C.V.	2	Third Quarter 2003 Results

Mexico City, October 23, 2003 –Grupo Elektra S.A. de C.V. (NYSE:EKT, BMV: ELEKTRA*), Latin America’s leading specialty retailer, consumer finance and banking services company, reported today financial results for the third quarter of 2003.

Javier Sarro, Chief Executive Officer of Grupo Elektra, commented: “Results in our retail division during the third quarter confirmed the success of our merchandising strategy. All our store formats and most product lines in our retail division reported excellent growth. Amidst a still challenging environment for consumption in Mexico, we strengthened our leadership in the specialty retail segment. Furthermore, the turnaround in our operations in Guatemala, Honduras and Peru is remarkable as evidenced by the 54% year-on-year increase in the gross profit of this geographical unit.”

“The gradual allocation of expenses into the divisions in which they are actually generated continues. This combined with the top-line growth and effective cost and expense controls of both divisions, retail and financial, confirm that they are solid, profitable businesses on its own,” Mr. Sarro concluded.

Carlos Septién, Chief Executive Officer of Banco Azteca, said: “I am very proud to announce that we are already able to completely fund our credit portfolio with net deposits, which performance is way above initial expectations. This coupled with a healthy growth in our portfolio of consumer and personal loans and adequate cost and expense controls in line with those of Grupo Elektra, have led to a positive trend in profits for Banco Azteca. In order to maintain and increase the pace of this positive trend, we will gradually broaden our current offer of quality financial products and services.”

“Our net debt declined 69% year-on-year and our financial expenses declined 17% quarter-on-quarter. This is the result of our financial strategy which main objectives are to reduce our cost of funds and foreign exchange exposure,” stated Rodrigo Pliego, Chief Financial Officer of Grupo Elektra.

3Q03 Financial Highlights:

          In response to the feedback received from market participants and in order to enhance the transparency of our reports, starting in 4Q02, we are presenting the results of Banco Azteca under the equity participation method. All figures and discussions detailed in this press release result from the application of this accounting method, which provides a clearer overview of the separated results of our retail division and of Banco Azteca.

          For details on the quarterly performance of Elektra, Salinas y Rocha and Bodega de Remates formats, products and services please see Annexes A through F of the attached pages at the end of this press release (“tríptico”).

Grupo Elektra, S.A. de C.V.	3	Third Quarter 2003 Results

Comments on 3Q03 results:

     Revenue

     Total revenue increased 3.2% YoY largely due to a 26.6% YoY increase in revenue of the retail division. Sales growth in this division was the result of an excellent performance across all our store formats. Revenue from Elektra, Salinas y Rocha, and Bodega de Remates store formats increased by 25.5%, 21.5% and 58.0%, respectively, on a year-on-year basis. We believe that this positive performance is due to our enhanced merchandising strategy and our focus on productive store formats. However, a 72.3% YoY decrease in revenue of the consumer finance division partially offset the positive performance of the retail division. This was due to the fact that Grupo Elektra, through its Elektrafin subsidiary, ceased to provide consumer credit in Mexico as of December 1, 2002, at which time Banco Azteca began offering consumer loans for customers of Grupo Elektra.

Revenues

Ps. Million			Change

	3Q02	3Q03	$	%

Total Revenues	3,740	3,860	119	3.2%
Retail	2,854	3,614	760	26.6%
Consumer Credit [1]	887	246	(641)	-72.3%

[1] Includes only Credimax operations.

     Gross Profit

     In line with expectations, total gross profit decreased 14.2% YoY, as a 22.8% YoY increase in the gross profit of the retail division was more than offset by a 66.5% YoY decrease in the gross profit of the consumer finance division. This was due to the above-mentioned decline in revenue of this division. Gross margin of the retail division fell 110 basis points from 34.6% in 3Q02 to 33.5% in 3Q03 due to a more competitive pricing structure which is the cornerstone of our enhanced “Nobody Undersells Elektra” merchandising strategy. However, management believes that the increases in volume more than offset the decline in margins as evidenced by the increase in revenue of this division.

Gross Profit

Ps. Million			Change

	3Q02	3Q03	$	%

Total Gross Profit	1,685	1,446	- 239	- 14.2%
Retail	987	1,212	225	22.8%
Consumer Credit [1]	698	234	- 464	- 66.5%

[1] Includes only Credimax operations.

Grupo Elektra, S.A. de C.V.	4	Third Quarter 2003 Results

     EBITDA and Operating Profit

     Despite the decline in total gross profit, a 25.5% YoY decrease in operating expenses resulted in an EBITDA in line with that reported in 3Q02. As planned, we continued with our gradual allocation of operating expenses of Banco Azteca. Furthermore, operating expenses actually originated at the retail division remained under control.

     Operating profit increased by 6.8% YoY as depreciation and amortization expenses declined 7.1% over the same period. This was due to a 9.3% YoY decline in fixed assets, in turn due to the sale of the day-to-day operating assets to Banco Azteca during 1Q03.

EBITDA & Op. Profit

Ps. Million			Change

	3Q02	3Q03	$	%

Total EBITDA	693	694	1	0.1%
Operating Profit	475	507	33	6.8%

     Comprehensive Cost of Financing

     Comprehensive cost of financing decreased 38.2% to Ps. 146.0 million in 3Q03 compared to Ps. 236.2 million in 3Q02. The Ps. 90.2 million YoY decrease in the cost of financing is explained by:

•	A Ps. 74.6 million decrease in net interest expense coming from:

¡	Ps. 55.1 million higher interest income resulting from a 62.5% YoY higher cash balance, and

¡	Ps. 19.5 million lower interest expenses due to a 24.5% YoY lower debt with cost.

•	FX losses of Ps. 64.7 million, 33.4% lower than those reported in 3Q02.

•	A monetary gain of Ps. 14.2 million compared to a Ps. 31.0 million gain in 3Q02.

     Net Profit

     Our solid operating performance, coupled with the above mentioned decrease in the comprehensive cost of financing, as well as a Ps. 27.3 million gain from our equity participation in Banco Azteca, Comunicaciones Avanzadas and Afore Azteca, led to a net profit of Ps. 301.8 million in 3Q03, compared to a Ps. 232.4 million net loss during 3Q02. Out of the Ps. 27.3 million gains recorded under the equity method, Banco Azteca’s profits increased 25.1% QoQ to Ps. 47.3 million; while our participation in the 3Q03 results of CASA and Afore Azteca were losses of Ps. 17.1 million and Ps. 2.9 million, respectively.

Grupo Elektra, S.A. de C.V.	5	Third Quarter 2003 Results

Net Profit

Ps. Million			Change

	3Q02	3Q03	$	%

Total Net Profit	(232)	302	534	n.m.
EPS ( Peso Per Share )1	(0.97)	1.26	2.23	n.m.
EPS (US$ Per ADR)1*	(0.35)	0.46	0.81	n.m.

[1]	Calculation based on 239,301,000 Elektra * ( 59,825,000 ADR equivalent)
weighted average at September 30, 2003 and 239,055,000 Elektra*
( 59,764,000 ADR equivalent) weighted average outstanding at Sept. 30, 2002

*	Ps. 11.03 per US$

1.0    Retail Division

               During 3Q03 our Elektra, Salinas y Rocha and Bodega de Remates store formats reported YoY revenue increases of 25.5%, 21.5% and 58.0%, respectively. This was largely the result of our more competitive pricing strategy on cash sales through which we are effectively trying to become the cheapest price on any one region of the country, and the steady growth in consumer loans granted by Banco Azteca to customers of the retail division for credit sales.

               The turnaround in our Latin American operations (Guatemala, Honduras and Peru) was confirmed by YoY increases of 43% and 54% in revenue and gross profit of this geographical unit.

               For details on the quarterly performance of Elektra, Salinas y Rocha and Bodega de Remates formats, products and services please see Annexes A through F of the attached pages at the end of this press release (“tríptico”).

Some of the main highlights for the Retail Division include:

            Telephones (Wireless Products and Services). During 3Q03 we started to offer Iusacell’s wireless products and services in our stores. Through this addition, we effectively became one of the most important distributors in Mexico, offering our customers the broadest range in this important product line, as we also offer wireless products and services of the other three largest wireless companies operating in Mexico (i.e. Telcel, Telefónica Movistar and Unefon). During 3Q03 revenue increased 71% to Ps. 223.8 million from Ps. 130.7 million in 3Q02. Meanwhile, gross profit increased 26.2% to Ps. 40.5 million in 3Q03 from Ps. 32.1 million in 3Q02.

Grupo Elektra, S.A. de C.V.	6	Third Quarter 2003 Results

Ps. Million			Change

Wireless Products	3Q02	3Q03	$	%

Revenues	130.7	223.8	93.1	71%
Gross Profit	32.1	40.5	8.4	26%

     Western Union. The positive trend experienced in our US-Mexico electronic money transfer business accelerated during 3Q03. This was the result of our successful advertising and promotional campaigns and more competitive commissions charged by Western Union. During the quarter, we transferred the equivalent of Ps. 3.0 billion through 1.2 million transactions, representing YoY increases of 44% and 34%, respectively. These increases resulted in a 36.8% YoY revenue increase to Ps. 115.6 million from Ps. 84.5 million in 3Q02. Over the same period gross profit increased 37.8% to Ps. 114.0 million from Ps. 82.7 million in 3Q02.

Ps. Million			Change

Western Union	3Q02	3Q03	$	%

Revenues	84.5	115.6	31.1	37%
Gross Profit	82.7	114.0	31.3	38%

     Dinero Express. During 3Q03 the number of transfers and total amount transferred in our domestic electronic money transfer service increased 37% and 34% YoY to 254,000 and Ps. 969 million, respectively. As a result of these, revenue rose 41% over the same period to Ps. 72 million from Ps. 51 million in 3Q02.

2.0   Banco Azteca Operations

         Banco Azteca reported its second consecutive profitable quarter. Net profits for 3Q03 were Ps. 47.3 million, representing a 25% QoQ increase from net profits of Ps. 37.8 million in 2Q03. This was largely the result of an extraordinary performance in net deposits, which reached Ps. 6.1 billion and already finance completely a gross credit portfolio of Ps. 4.4 billion.

2.1   Banco Azteca (Consumer and Personal Loans) and Credimax (Consumer Loans) Combined Credit Portfolio

        The average term of the combined credit portfolio (Banco Azteca + Credimax) at the end of 3Q03 was 50 weeks, representing a one-week increase from both, the same-quarter last year and the prior quarter. We continue to offer longer credit terms (e.g. 65 weeks) for specific high-ticket items. This makes financing more attractive for our customers as they are able to meet a lower nominal weekly payment.

Grupo Elektra, S.A. de C.V.	7	Third Quarter 2003 Results

     At the end of 3Q03, we had a combined total of 2.658 million active credit accounts, representing a 25% increase compared to 2.128 million in 3Q02. Combined gross customer accounts receivable increased 21%, reaching Ps. 5.2 billion from Ps. 4.3 billion at the end of 3Q02. Out of these totals, Banco Azteca had almost 2.3 million active credit accounts and a Ps. 4.4 billion-credit portfolio (Ps. 3.9 billion and Ps. 0.5 billion in consumer and personal loans, respectively). The collection rate of Banco Azteca remains at the same excellent historic level maintained by Grupo Elektra.

2.2   Banco Azteca Guardadito Savings Accounts and Inversión Azteca Term Deposits

         Banco Azteca’s net deposits maintained its extraordinary growth pace, reaching Ps. 6.1 billion at the end of 3Q03, representing an 84% QoQ increase from Ps. 3.3 billion at the end of 2Q03 and more than fourteen times the initial deposits with which it initiated operations less than a year ago. Over the quarter, the number of accounts rose by approximately 600,000 to 2.6 million and the average balance per account increased 43% from Ps. 1,619 in 2Q03 to Ps. 2,311 pesos in 3Q03.

         The average funding mix of Banco Azteca had a 3.6% cost at the end of 3Q03, 10 and 310 basis points below the cost reported at the end of 2Q03 and 1Q03, respectively.

3.0   Balance Sheet

          For more details on our Balance Sheet please see page 3 of the attached pages to this press release (“tríptico”).

Grupo Elektra, S.A. de C.V.	8	Third Quarter 2003 Results

          Total debt with cost was Ps. 4.1 billion at the end of 3Q03, with 74% of it placed long term, compared with Ps. 5.4 billion for the year-ago period. Cash rose 63% YoY from Ps. 1.8 billion in 3Q02 to Ps. 3.0 billion in 3Q03. As a result of these changes, net debt at the end of 3Q03 was Ps. 1.1 billion, a 69% decrease compared to Ps. 3.6 billion at the end of 3Q02.

          The above figures reflect the achievement of the objectives set in our financial strategy outlined at the beginning of the year, namely to reduce our exposure to dollar-denominated liabilities and to pay off expensive debt.

We invite you to visit our award-winning corporate website at www.grupoelektra.com.mx

Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect Grupo Elektra are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

          As used in this press release, EBITDA is operating income (loss) before interest expense, taxes, depreciation and amortization, and adjusted by eliminating monetary (loss) gain included in our revenues and cost, respectively. In accordance with Regulation G, issued by the U.S. Securities and Exchange Commission, reconciliation between net income and EBITDA is provided in the notes provided in our financial statements. EBITDA is presented because of the following reasons:

•	Our management uses EBITDA as a measure of performance business allowing us to compare ourselves with our peers’ multiples, ratios and margins derived from EBITDA. It also serves to evaluate and compensate certain employees.

•	We believe EBITDA is one of the tools that we can use to measure our cash-flow generation, because it excludes some non-cash items as monetary gains or losses, depreciation and amortization, etc.

•	EBITDA is also a measure contained in certain financial covenants of our debt, and consequently we are required to calculate it in order to verify compliance with such covenants.

•	We are aware that EBITDA has material limitations associated with its use, (i.e., EBITDA, as defined by us, excludes items such as Discontinued operations, and includes the Allowance for doubtful accounts, which contains or does not contain, respectively, portions of cash). However, our management compensates these material limitations with the use of our consolidated financial statements and its notes.

•	We believe that EBITDA is used by certain investors as one measure of a company’s historical ability to service its debt.

EBITDA should not be considered in isolation or as a substitute for the consolidated income statements or the consolidated statements of changes in financial position prepared in accordance with Mexican GAAP (PCGA) or as a measure of profitability or liquidity. EBITDA is not (a) a measure determined under PCGA or U.S. GAAP, (b) an alternative to PCGA or U.S. GAAP operating income (loss) or net income (loss), (c) a measure of liquidity or cash flows as determined under PCGA or U.S. GAAP or (d) a measure provided in order to smooth earnings. EBITDA does not represent discretionary funds. EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies.

Grupo Elektra, S.A. de C.V.	9	Third Quarter 2003 Results

Grupo Elektra – Tradition with Vision

Grupo Elektra is Latin America’s leading specialty retailer, consumer finance and banking services company. Grupo Elektra sells retail goods and services through its Elektra, Salinas y Rocha and Bodega de Remates stores and over the Internet. The Group operates almost 900 stores in Mexico, Guatemala, Honduras and Peru. Grupo Elektra also sells and markets its consumer finance and banking products and services through its Banco Azteca branches located within its stores. Financial services include consumer credit, personal loans, money transfers, extended warranties, savings accounts and term deposits.

Investor and Press Inquiries:

Esteban Galíndez, CFA	Rolando Villarreal	Samantha Pescador
Director of Finance & IR	Investor Relations	Investor Relations
Grupo Elektra, S.A. de C.V.	Grupo Elektra S.A. de C.V.	Grupo Elektra S.A. de C.V.
Tel. +52 (55) 8582-7819	Tel. +52 (55) 8582-7819	Tel. +52 (55) 8582-7819
Fax. +52 (55) 8582-7822	Fax. +52 (55) 8582-7822	Fax. +52 (55) 8582-7822
egalindez@elektra.com.mx	rvillarreal@elektra.com.mx	spescador@elektra.com.mx

Grupo Elektra, S.A. de C.V.	10	Third Quarter 2003 Results

GRUPO ELEKTRA, S.A. DE C.V. AND SUBSIDIARIES MILLIONS OF MEXICAN PESOS OF SEPTEMBER 30, 2003 PURCHASING POWER

QUARTERLY CONSOLIDATED INCOME STATEMENTS

	3Q02		3Q03		Change

Merchandise Sales	71%	2,656.1	88%	3,380.3	724.3	27%
Extended Warranties	2%	62.4	1%	46.3	(16.1)	-26%
Money Transfer Revenue	4%	135.2	5%	187.3	52.0	38%
Accrued Mark-up	23%	852.9	5%	194.5	(658.4)	-77%
Penalty Interest	2%	83.9	1%	52.0	(31.9)	-38%
Monetary Loss	-1%	(50.0)	0%	(0.4)	49.6	-99%	ANNEXES

Total Revenues	100%	3,740.4	100%	3,859.9	119.5	3%	A & E

Cost of merchandise sold	49%	1,842.6	62%	2,384.0	541.4	29%
Repair provision (extended warranties)	1%	21.8	0%	16.1	(5.7)	-26%
Interest expense on funding money transfers	0%	1.8	0%	1.6	(0.3)	-16%
Interest expense on funding credit portfolio	2%	57.1	0%	(0.0)	(57.1)	-100%
Provision for doubtful accounts	4%	164.5	0%	12.6	(152.0)	-92%
Monetary gain	-1%	(32.5)	0%	(0.3)	32.2	-99%

Total Cost	55%	2,055.4	63%	2,413.9	358.5	17%	ANNEX B

Gross Profit	45%	1,685.0	37%	1,446.0	(239.0)	-14%

Selling, General & Administrative Expenses	27%	1,009.5	19%	752.3	(257.1)	-25%
Depreciation and Amortization	5%	201.0	5%	186.8	(14.2)	-7%

Operating Expenses	32%	1,210.5	24%	939.2	(271.3)	-22%

Operating Income from Commercial Group	13%	474.5	13%	506.9	32.3	7%

EBITDA * from Commercial Group	19%	693.0	18%	693.8	0.8	0%

Equity in earnings (losses) of Banco Azteca	0%	—	1%	47.3	47.3	100%
Equity in earnings (losses) of Afore Azteca	0%	—	0%	(2.9)	(2.9)	-100%

Operating Income after Financial Group	13%	474.5	14%	551.2	76.7	16%

EBITDA * after Financial Group	19%	693.0	19%	738.1	45.1	7%

Comprehensive Financing Result:
Interest income	0%	5.8	2%	60.9	55.1	951%
Interest expense	-5%	(175.9)	-4%	(156.4)	19.5	-11%
Foreign exchange loss (gain)	-3%	(97.1)	-2%	(64.7)	32.4	-33%
Monetary gain	1%	31.0	0%	14.2	(16.9)	-54%
Other financial operations	0%	—	0%	—	—	0%

	-6%	(236.2)	-4%	(146.0)	90.2	-38%

Income before taxes	6%	238.3	10%	405.2	166.8	70%

Provision for taxes	-4%	(163.9)	-2%	(86.2)	77.7	-47%
Equity in income of affiliates	-2%	(61.0)	0%	(17.1)	43.9	-72%
Discontinued operations	-6%	(243.1)	0%	—	243.1	-100%
Extraordinary item	0%	0.0	0%	—	(0.0)	100%
Minority stockholders	0%	(2.7)	0%	(0.0)	2.7	-99%

Income of majority stockholders	-6%	(232.4)	8%	301.8	534.3	-230%

*	EBITDA = Operating Income + Depreciation and amortization + Monetary loss - Monetary gain

N. A. = NOT AVAILABLE

Grupo Elektra, S.A. de C.V.	1	Third Quarter 2003 Results

GRUPO ELEKTRA, S.A. DE C.V. AND SUBSIDIARIES MILLIONS OF MEXICAN PESOS OF SEPTEMBER 30, 2003 PURCHASING POWER

ACCUMULATED CONSOLIDATED INCOME STATEMENTS

	3Q02		3Q03		Change

Merchandise Sales	74%	8,909.0	84%	10,443.8	1,534.9	17%
Extended Warranties	1%	177.8	1%	144.1	(33.7)	-19%
Money Transfer Revenue	3%	377.9	4%	498.4	120.5	32%
Accrued Mark-up	20%	2,404.7	9%	1,176.4	(1,228.3)	-51%
Penalty Interest	2%	255.7	2%	229.4	(26.2)	-10%
Monetary Loss	-1%	(165.5)	0%	(27.2)	138.3	-84%	ANNEXES

Total Revenues	100%	11,959.5	100%	12,464.9	505.5	4%	C & E

Cost of merchandise sold	52%	6,239.7	60%	7,445.4	1,205.6	19%
Repair provision (extended warranties)	1%	62.0	0%	50.2	(11.8)	-19%
Interest expense on funding money transfers	0%	5.2	0%	5.6	0.4	9%
Interest expense on funding credit portfolio	2%	208.5	0%	41.3	(167.2)	-80%
Provision for doubtful accounts	4%	468.4	0%	31.8	(436.7)	-93%
Monetary gain	-1%	(107.7)	0%	(17.7)	90.0	-84%

Total Cost	57%	6,876.2	61%	7,556.5	680.4	10%	ANNEX D

Gross Profit	43%	5,083.3	39%	4,908.4	(174.9)	-3%

Selling, General & Administrative Expenses	25%	3,031.4	21%	2,666.2	(365.2)	-12%
Depreciation and Amortization	5%	573.6	5%	583.3	9.7	2%

Operating Expenses	30%	3,605.0	26%	3,249.5	(355.4)	-10%

Operating Income from Commercial Group	12%	1,478.4	13%	1,658.9	180.5	12%

EBITDA * from Commercial Group	18%	2,109.8	18%	2,251.8	142.0	7%

Equity in earnings (losses) of Banco Azteca	0%	—	0%	43.0	43.0	100%
Equity in earnings (losses) of Afore Azteca	0%	—	0%	(16.3)	(16.3)	-100%

Operating Income after Financial Group	12%	1,478.4	14%	1,685.6	207.2	14%

EBITDA * after Financial Group	18%	2,109.8	18%	2,278.4	168.6	8%

Comprehensive Financing Result:
Interest income	1%	90.0	1%	105.5	15.4	17%
Interest expense	-4%	(482.7)	-5%	(581.5)	(98.8)	20%
Foreign exchange loss (gain)	-4%	(453.1)	-2%	(227.7)	225.5	-50%
Monetary gain	1%	74.8	0%	50.7	(24.1)	-32%
Other financial operations	0%	—	0%	—	—	100%

	-6%	(771.0)	-5%	(652.9)	118.0	-15%

Income before taxes	6%	707.4	8%	1,032.6	325.2	46%

Provision for taxes	-4%	(456.9)	-2%	(304.5)	152.4	-33%
Equity in income of affiliates	-2%	(185.9)	0%	(2.9)	183.0	-98%
Discontinued operations	-3%	(324.4)	0%	—	324.4	-100%
Extraordinary item	0%	(27.1)	0%	—	27.1	100%
Minority stockholders	0%	(9.2)	0%	(1.5)	7.7	-83%

Income of majority stockholders	-2%	(296.1)	6%	723.7	1,019.8	-344%

Last Twelve Months EBITDA (Commercial Group)			2,912.4	3,318.3	405.9	14%

Last Twelve Months Net Income			253.3	1,101.5	848.2	335%

*	EBITDA = Operating Income + Depreciation and amortization + Monetary loss - Monetary gain
N. A. = NOT AVAILABLE

Grupo Elektra, S.A. de C.V.	2	Third Quarter 2003 Results

GRUPO ELEKTRA, S.A. DE C.V. AND SUBSIDIARIES MILLIONS OF MEXICAN PESOS OF SEPTEMBER 30, 2003 PURCHASING POWER

CONSOLIDATED BALANCE SHEET

	3Q02		3Q03		Change

Cash	13%	1,849.0	22%	3,004.3	1,155.3	62%

Customers	16%	2,185.9	6%	763.7	(1,422.2)	-65%
Other current assets	7%	1,037.9	6%	823.3	(214.7)	-21%

	23%	3,223.8	12%	1,586.9	(1,636.9)	-51%
Inventory	16%	2,212.2	18%	2,470.5	258.3	12%

Current assets	52%	7,284.9	51%	7,061.7	(223.2)	-3%

Investment in shares	9%	1,190.7	12%	1,639.2	448.5	38%
Goodwill	10%	1,395.8	9%	1,286.9	(108.9)	-8%
Fixed assets	26%	3,654.1	24%	3,315.0	(339.1)	-9%
Other assets	3%	448.3	3%	428.1	(20.2)	-4%

TOTAL ASSETS	100%	13,973.8	100%	13,731.0	(242.8)	-2%

Short-term bank debt	11%	1,533.7	7%	1,017.7	(516.0)	-34%
Capitalized lease obligations	1%	110.1	0%	39.3	(70.8)	-64%

Short-term liabilities with financial cost	12%	1,643.8	8%	1,057.0	(586.8)	-36%
Suppliers	10%	1,449.7	15%	2,123.4	673.7	46%
Other short-term liabilities	4%	545.5	2%	294.4	(251.2)	-46%

Short-term liabilities without financial cost	14%	1,995.2	18%	2,417.7	422.6	21%

Short-term liabilities	26%	3,639.0	25%	3,474.7	(164.3)	-5%

Long-term bank debt	27%	3,761.3	22%	3,033.3	(728.0)	-19%
Capitalized lease obligations	0%	27.6	0%	11.4	(16.2)	-59%

Long-term liabilities with financial cost	27%	3,788.9	22%	3,044.6	(744.2)	-20%

Long-term liabilities without financial cost	7%	992.6	10%	1,345.0	352.4	36%

Total liabilities	60%	8,420.5	57%	7,864.4	(556.1)	-7%

Stockholders’ equity	40%	5,553.3	43%	5,866.5	313.3	6%

LIABILITIES + EQUITY	100%	13,973.8	100%	13,731.0	(242.8)	-2%

CREDIT PORTFOLIO :
Retail Gross Credit Portfolio		1,731.5		322.7	(1,408.8)	-81%
- Charge offs ( more than 90 days past due )		(465.5)		(49.9)	415.6	-89%

NET RETAIL PORTFOLIO		1,265.9		272.8	(993.1)	-78%
+ Gross Wholesale Portfolio
- Excess of Allowance for Doubtful Accounts		(151.0)		(125.6)	25.4	-17%
+ Overcollateralization		1,071.0		616.5	(454.5)	-42%

NET CREDIT PORTFOLIO IN BALANCE SHEET		2,185.9		763.7	(1,422.2)	-65%

Number of Credit Accounts		2,016,155		268,823	(1,747,332)	-87%
Average Balance per Client		2.116		1.874	(0.242)	-11%
Credit Portfolio by Term
13 Weeks		1%		1%
26 Weeks		9%		9%
39 Weeks		13%		17%
53 Weeks		71%		55%
65 Weeks		5%		18%
WEIGHTED AVERAGE TERM OF CREDIT PORTFOLIO (Weeks)		49		50	1	2%
MOVEMENTS OF THE ALLOWANCE FOR DOUBTFUL ACCOUNTS :
Beginning balance		134.3		143.8	9.4	7%
Provision for Doubtful Accounts (Cost)		468.4		31.8	(436.7)	-93%
Provision for Doubtful Accounts (Discontinued Operations)		13.8			(13.8)	-100%
Charge offs ( more than 90 days past due )		(465.5)		(49.9)	415.6	-89%

Excess of Allowance for Doubtful Accounts		151.0		125.6	(25.4)	-17%

Excess of Allowance for Doubtful Accts / Net Retail Portfolio		12%		46%

(1)	Includes securitization junior notes
N. A. = NOT AVAILABLE

Grupo Elektra, S.A. de C.V.	3	Third Quarter 2003 Results

GRUPO ELEKTRA, S.A. DE C.V. AND SUBSIDIARIES MILLIONS OF MEXICAN PESOS OF SEPTEMBER 30, 2003 PURCHASING POWER

ANNEX A - QUARTERLY REVENUES’ BREAKDOWN

	3Q02		3Q03		Change

a. PRODUCTS AND SERVICES REVENUES :
(1) Per Product Line
Electronics	42%	1,210.0	39%	1,402.1	192.0	16%
Household Appliances	25%	719.7	28%	996.7	277.0	38%
Furniture	16%	469.0	17%	618.3	149.3	32%
Telephones	5%	130.7	6%	223.8	93.1	71%
Photo	1%	38.7	0%	14.5	(24.2)	-63%
Computers	3%	87.9	3%	125.0	37.1	42%
Clothing	0%	—	0%	—	—	0%
Extended Warranties	2%	62.4	1%	46.3	(16.1)	-26%
Dinero en Minutos	3%	84.5	3%	115.6	31.1	37%
Dinero Express	2%	50.7	2%	71.7	21.0	41%

	100%	2,853.7	100%	3,613.9	760.2	27%

(2) Per Store Format
Elektra	89%	2,527.8	88%	3,173.0	645.2	26%
Bodega de Remates	4%	123.6	5%	195.3	71.7	58%
SyR	7%	202.3	7%	245.7	43.4	21%
The One	0%	—	0%		—	0%

	100%	2,853.7	100%	3,613.9	760.2	27%

(3) Per Region
Mexico	95%	2,704.0	94%	3,399.7	695.7	26%
Latin America	5%	149.7	6%	214.2	64.5	43%

	100%	2,853.7	100%	3,613.9	760.2	27%

b. CREDIT REVENUES :
(1) Per Store Format
Elektra	90%	799.4	92%	226.0	(573.5)	-72%
Bodega de Remates	3%	30.7	1%	2.0	(28.7)	-94%
SyR	6%	56.6	7%	18.1	(38.6)	-68%
The One	0%	—	0%		—	0%

	100%	886.8	100%	246.0	(640.7)	-72%

(2) Per Region
Mexico	95%	843.6	77%	190.4	(653.3)	-77%
Latin America	5%	43.1	23%	55.7	12.5	29%

	100%	886.8	100%	246.0	(640.7)	-72%

CONSOLIDATED REVENUES		3,740.4		3,859.9	119.5	3%

N.A. = NOT AVAILABLE

Grupo Elektra, S.A. de C.V.	4	Third Quarter 2003 Results

GRUPO ELEKTRA, S.A. DE C.V. AND SUBSIDIARIES MILLIONS OF MEXICAN PESOS OF SEPTEMBER 30, 2003 PURCHASING POWER

ANNEX C - ACCUMULATED REVENUES’ BREAKDOWN

	3Q02		3Q03		Change

a. PRODUCTS AND SERVICES REVENUES :
(1) Per Product Line
Electronics	43%	4,089.3	42%	4,614.0	524.8	13%
Household Appliances	26%	2,458.9	27%	2,941.0	482.1	20%
Furniture	16%	1,485.4	16%	1,743.1	257.8	17%
Telephones	4%	396.6	6%	677.0	280.4	71%
Photo	1%	129.3	1%	75.8	(53.5)	-41%
Computers	4%	349.5	4%	392.8	43.3	12%
Clothing	0%	—	0%		—	0%
Extended Warranties	2%	177.8	1%	144.1	(33.7)	-19%
Dinero en Minutos	2%	233.8	3%	300.2	66.4	28%
Dinero Express	2%	144.1	2%	198.2	54.1	38%

	100%	9,464.7	100%	11,086.3	1,621.7	17%

(2) Per Store Format					—
Elektra	88%	8,354.1	87%	9,685.7	1,331.7	16%
Bodega de Remates	4%	409.5	5%	602.7	193.2	47%
SyR	7%	701.0	7%	797.9	96.8	14%
The One	0%	—	0%	—	—	0%

	100%	9,464.7	100%	11,086.3	1,621.7	17%

(3) Per Region
Mexico	95%	9,018.7	95%	10,519.7	1,501.0	17%
Latin America	5%	446.0	5%	566.7	120.7	27%

	100%	9,464.7	100%	11,086.3	1,621.7	17%

b. CREDIT REVENUES :
(1) Per Store Format
Elektra	90%	2,237.3	92%	1,266.6	(970.7)	-43%
Bodega de Remates	4%	89.1	2%	24.2	(64.9)	-73%
SyR	7%	168.4	6%	87.8	(80.6)	-48%
The One	0%	—	0%	—	—	0%

	100%	2,494.8	100%	1,378.6	(1,116.2)	-45%

(2) Per Region
Mexico	95%	2,359.2	89%	1,227.8	(1,131.5)	-48%
Latin America	5%	135.6	11%	150.9	15.2	11%

	100%	2,494.8	100%	1,378.6	(1,116.2)	-45%

CONSOLIDATED REVENUES		11,959.5		12,464.9	505.4	4%

N. A. = NOT AVAILABLE

Grupo Elektra, S.A. de C.V.	5	Third Quarter 2003 Results

GRUPO ELEKTRA, S.A. DE C.V. AND SUBSIDIARIES MILLIONS OF MEXICAN PESOS OF SEPTEMBER 30, 2003 PURCHASING POWER

ANNEX B - QUARTERLY COST BREAKDOWN

	3Q02		3Q03		Change

a. PRODUCTS AND SERVICES COST :
(1) Per Product Line
Electronics	44%	824.2	42%	1,009.5	185.3	22%
Household Appliances	29%	536.3	30%	720.4	184.1	34%
Furniture	16%	296.3	15%	363.7	67.4	23%
Telephones	5%	98.6	8%	183.3	84.7	86%
Photo	1%	23.3	0%	6.6	(16.7)	-72%
Computers	3%	63.8	4%	100.3	36.5	57%
Clothing	0%	—	0%	—	—	0%
Extended Warranties	1%	21.8	1%	16.1	(5.7)	-26%
Money Transfers	0%	1.8	0%	1.6	(0.3)	-16%

	100%	1,866.2	100%	2,401.6	535.4	29%

(2) Per Store Format
Elektra	87%	1,626.1	87%	2,081.6	455.6	28%
Bodega de Remates	5%	92.7	6%	144.1	51.4	55%
SyR	8%	147.4	7%	175.9	28.5	19%
The One	0%	—	0%		—	0%

	100%	1,866.2	100%	2,401.6	535.4	29%

(3) Per Region
Mexico	94%	1,756.2	94%	2,248.3	492.1	28%
Latin America	6%	110.1	6%	153.3	43.3	39%

	100%	1,866.2	100%	2,401.6	535.4	29%

b. CREDIT COST :
(1) Per Store Format
Elektra	81%	152.5	100%	12.3	(140.2)	-92%
Bodega de Remates	6%	10.7	0%	(0.0)	(10.7)	-100%
SyR	14%	25.9	0%	(0.0)	(25.9)	-100%
The One	0%	—	0%		—	0%

	100%	189.2	100%	12.3	(176.9)	-94%

(2) Per Region
Mexico	94%	177.1	24%	2.9	(174.2)	-98%
Latin America	6%	12.1	76%	9.3	(2.7)	-23%

	100%	189.2	100%	12.3	(176.9)	-94%

CONSOLIDATED COST		2,055.4		2,413.9	358.5	17%

N. A. = NOT AVAILABLE

Grupo Elektra, S.A. de C.V.	6	Third Quarter 2003 Results

GRUPO ELEKTRA, S.A. DE C.V. AND SUBSIDIARIES MILLIONS OF MEXICAN PESOS OF SEPTEMBER 30, 2003 PURCHASING POWER

ANNEX D - ACCUMULATED COST BREAKDOWN

	3Q02		3Q03		Change

a. PRODUCTS AND SERVICES COST :
(1) Per Product Line
Electronics	46%	2,909.4	45%	3,379.7	470.3	16%
Household Appliances	28%	1,796.9	29%	2,145.0	348.1	19%
Furniture	14%	897.7	14%	1,028.9	131.1	15%
Telephones	5%	294.9	7%	535.3	240.4	81%
Photo	1%	82.3	1%	43.7	(38.7)	-47%
Computers	4%	258.5	4%	312.8	54.4	21%
Clothing	0%	—	0%		—	0%
Extended Warranties	1%	62.0	1%	50.2	(11.8)	-19%
Money Transfers	0%	5.2	0%	5.6	0.4	9%

	100%	6,306.9	100%	7,501.1	1,194.2	19%

(2) Per Store Format
Elektra	87%	5,484.8	86%	6,469.8	985.0	18%
Bodega de Remates	5%	322.1	6%	451.4	129.3	40%
SyR	8%	500.0	8%	579.9	79.9	16%
The One	0%	—	0%	—	—	0%

	100%	6,306.9	100%	7,501.1	1,194.2	19%

(3) Per Region
Mexico	95%	5,979.2	95%	7,089.7	1,110.6	19%
Latin America	5%	327.7	5%	411.4	83.7	26%

	100%	6,306.9	100%	7,501.1	1,194.2	19%

b. CREDIT COST :
(1) Per Store Format
Elektra	87%	495.0	93%	51.7	(443.3)	-90%
Bodega de Remates	4%	23.6	0%	0.2	(23.4)	-99%
SyR	9%	50.7	6%	3.5	(47.2)	-93%
The One	0%	—	0%		—	0%

	100%	569.3	100%	55.4	(513.9)	-90%

(2) Per Region
Mexico	92%	524.5	16%	8.6	(515.9)	-98%
Latin America	8%	44.7	84%	46.8	2.0	5%

	100%	569.3	100%	55.4	(513.9)	-90%

CONSOLIDATED COST		6,876.2		7,556.5	680.4	10%

N. A. = NOT AVAILABLE

Grupo Elektra, S.A. de C.V.	7	Third Quarter 2003 Results

GRUPO ELEKTRA, S.A. DE C.V. AND SUBSIDIARIES MILLIONS OF MEXICAN PESOS OF SEPTEMBER 30, 2003 PURCHASING POWER

ANNEX E - QUARTERLY GROSS PROFIT BREAKDOWN

	3Q02		3Q03		Change

a. PRODUCTS AND SERVICES GROSS PROFIT :
(1) Per Product Line
Electronics	39%	385.8	32%	392.5	6.7	2%
Household Appliances	19%	183.4	23%	276.3	92.8	51%
Furniture	17%	172.7	21%	254.5	81.9	47%
Telephones	3%	32.1	3%	40.5	8.4	26%
Photo	2%	15.4	1%	7.9	(7.5)	-49%
Computers	2%	24.1	2%	24.7	0.6	2%
Clothing	0%	—	0%	—	—	0%
Extended Warranties	4%	40.5	2%	30.2	(10.4)	-26%
Money Transfers	14%	133.4	15%	185.7	52.3	39%

	100%	987.4	100%	1,212.3	224.8	23%

(2) Per Store Format
Elektra	91%	901.7	90%	1,091.3	189.6	21%
Bodega de Remates	3%	30.8	4%	51.1	20.3	66%
SyR	6%	54.9	6%	69.8	14.9	27%
The One	0%	—	0%	—	—	0%

	100%	987.4	100%	1,212.3	224.8	23%

(3) Per Region
Mexico	96%	947.8	95%	1,151.4	203.6	21%
Latin America	4%	39.6	5%	60.9	21.2	54%

	100%	987.4	100%	1,212.3	224.8	23%

b. CREDIT GROSS PROFIT :
(1) Per Store Format
Elektra	93%	646.9	91%	213.7	(433.2)	-67%
Bodega de Remates	3%	20.0	1%	2.0	(18.0)	-90%
SyR	4%	30.7	8%	18.1	(12.6)	-41%
The One	0%	—	0%	—	—	0%

	100%	697.6	100%	233.8	(463.8)	-66%

(2) Per Region
Mexico	96%	666.5	80%	187.4	(479.1)	-72%
Latin America	4%	31.1	20%	46.3	15.2	49%

	100%	697.6	100%	233.8	(463.8)	-66%

CONSOLIDATED GROSS PROFIT		1,685.0		1,446.0	(239.0)	-14%

N. A. = NOT AVAILABLE

Grupo Elektra, S.A. de C.V.	8	Third Quarter 2003 Results

GRUPO ELEKTRA, S.A. DE C.V. AND SUBSIDIARIES MILLIONS OF MEXICAN PESOS OF SEPTEMBER 30, 2003 PURCHASING POWER

ANNEX F - ACCUMULATED GROSS PROFIT BREAKDOWN

	3Q02		3Q03		Change

a. PRODUCTS AND SERVICES GROSS PROFIT :
(1) Per Product Line
Electronics	37%	1,179.9	34%	1,234.4	54.5	5%
Household Appliances	21%	662.0	22%	796.0	134.0	20%
Furniture	19%	587.6	20%	714.3	126.6	22%
Telephones	3%	101.6	4%	141.7	40.1	39%
Photo	1%	47.0	1%	32.2	(14.8)	-32%
Computers	3%	91.0	2%	79.9	(11.1)	-12%
Clothing	0%	—	0%	—	—	0%
Extended Warranties	4%	115.8	3%	93.9	(21.8)	-19%
Money Transfers	12%	372.8	14%	492.8	120.1	32%

	100%	3,157.8	100%	3,585.2	427.4	14%

(2) Per Store Format
Elektra	91%	2,869.3	90%	3,215.9	346.6	12%
Bodega de Remates	3%	87.4	4%	151.3	63.8	73%
SyR	6%	201.0	6%	218.0	17.0	8%
The One	0%	—	0%	—	—

	100%	3,157.8	100%	3,585.2	427.4	14%

(3) Per Region
Mexico	96%	3,039.5	96%	3,429.9	390.4	13%
Latin America	4%	118.2	4%	155.3	37.0	31%

	100%	3,157.8	100%	3,585.2	427.4	14%

b. CREDIT GROSS PROFIT :
(1) Per Store Format
Elektra	90%	1,742.3	92%	1,214.9	(527.4)	-30%
Bodega de Remates	3%	65.5	2%	24.0	(41.5)	-63%
SyR	6%	117.8	6%	84.3	(33.4)	-28%
The One	0%	—	0%	—	—	0%

	100%	1,925.6	100%	1,323.2	(602.4)	-31%

(2) Per Region
Mexico	95%	1,834.7	92%	1,219.1	(615.6)	-34%
Latin America	5%	90.9	8%	104.1	13.2	15%

	100%	1,925.6	100%	1,323.2	(602.4)	-31%

CONSOLIDATED GROSS PROFIT		5,083.3		4,908.4	(174.9)	-3%

N. A. = NOT AVAILABLE

Grupo Elektra, S.A. de C.V.	9	Third Quarter 2003 Results

GRUPO ELEKTRA, S.A. DE C.V. AND SUBSIDIARIES MILLIONS OF MEXICAN PESOS OF SEPTEMBER 30, 2003 PURCHASING POWER

ANNEX G - ACCUMULATED MERCHANDISE SALES MIX

	3Q02		3Q03		Change

ELEKTRA
Cash	39%	3,030.3	37%	3,389.9	359.6	12%
Credit	61%	4,782.1	63%	5,677.4	895.3	19%

	100%	7,812.4	100%	9,067.3	1,254.9	16%

BODEGA DE REMATES
Cash	44%	180.4	53%	314.4	134.0	74%
Credit	56%	225.2	47%	277.9	52.7	23%

	100%	405.6	100%	592.3	186.7	46%

SALINAS Y ROCHA
Cash	44%	306.4	49%	384.9	78.5	26%
Credit	56%	384.6	51%	399.3	14.7	4%

	100%	691.0	100%	784.2	93.2	13%

THE ONE
Cash	0%		0%		—	0%
Credit	0%		0%		—	0%

	0%	—	0%	—	—	0%

EXTENDED WARRANTIES
Cash	3%	5.7	3%	4.7	(1.0)	-17%
Credit	97%	172.1	97%	139.4	(32.7)	-19%

	100%	177.8	100%	144.1	(33.7)	-19%

MONEY TRANSFER SERVICES
Dinero en Minutos (USA - Mexico)	62%	233.8	60%	300.2	66.4	28%
Dinero Express (Mexico - Mexico)	38%	144.1	40%	198.2	54.1	38%

	100%	377.9	100%	498.4	120.5	32%

N. A. = NOT AVAILABLE

Grupo Elektra, S.A. de C.V.	10	Third Quarter 2003 Results

GRUPO ELEKTRA, S.A. DE C.V. AND SUBSIDIARIES MILLIONS OF MEXICAN PESOS OF SEPTEMBER 30, 2003 PURCHASING POWER

OPERATIONAL AND FINANCIAL RATIOS

	3Q02	3Q03	Change

SAME-STORE INFORMATION	For the Quarter
Same-Store Contribution Growth :
ELEKTRA	4.2%	19.3%
BODEGA DE REMATES	-6.6%	22.6%
SALINAS Y ROCHA	-17.8%	36.1%
THE ONE

CONSOLIDATED	1.8%	20.7%

	Accumulated
Same-Store Contribution Growth :
ELEKTRA	2.5%	13.1%
BODEGA DE REMATES	-20.2%	26.8%
SALINAS Y ROCHA	-4.8%	5.9%

THE ONE
CONSOLIDATED	1.0%	13.2%

FINANCIAL RATIOS
LEVERAGE (Total Liabilities / Shareholder’s Equity)	1.52	1.34
LIQUIDITY (Current Assets / Current Liabilities)	2.00	2.03
R.O.E. (Return on Equity) (1)	4.6%	18.8%
R.O.A. (Return on Assets) (1)	1.8%	8.0%
ELEKTRA SHARE MARKET RATIOS
Weighted Average of Shares Outstanding (000)	239,055	239,301
LTM* Earnings per Share	1.06	4.60
Earnings per Share	(1.24)	3.02
LTM* Price Earnings Ratio (P / E)	0.03	0.12
LTM* Firm Value / E.B.I.T.D.A. Ratio (FV / EBITDA)	4.07	3.08
Price Book Value Ratio (P / BV)	1.49	1.55
Market Value (Close)	34.56	38.09

(1)  Last twelve months Net income

(2)  Last twelve months EBITDA

Grupo Elektra, S.A. de C.V.	11	Third Quarter 2003 Results

GRUPO ELEKTRA, S.A. DE C.V. AND SUBSIDIARIES MILLIONS OF MEXICAN PESOS OF SEPTEMBER 30, 2003 PURCHASING POWER

INFRASTRUCTURE

	3Q02		3Q03		Change

Number of Stores
Elektra Mexico	71%	588	72%	633	45	8%
Elektra Latin America	8%	67	7%	63	(4)	-6%
Bodega de Remates	8%	62	10%	92	30	48%
Salinas y Rocha	11%	88	11%	93	5	6%
The One / Hecali	3%	21	0%		(21)	-100%

TOTAL	100%	826	100%	881	55	7%

Exhibition Surface (m2)
Elektra Mexico	70%	432,811	71%	453,714	20,903	5%
Elektra Latin America	9%	53,836	8%	49,803	(4,034)	-7%
Bodega de Remates	6%	35,257	7%	47,400	12,143	34%
Salinas y Rocha	14%	86,980	14%	86,580	(400)	0%
The One / Hecali	1%	7,128	0%		(7,128)	-100%

TOTAL	100%	616,012	100%	637,497	21,485	3%

Average Surface per Store (m2)
Elektra Mexico		736		717	(19)	-3%
Elektra Latin America		804		791	(13)	-2%
Bodega de Remates		569		515	(53)	-9%
Salinas y Rocha		988		931	(57)	-6%
The One / Hecali		339		N.A.	N.A.	N.A.

TOTAL		746		724	(22)	-3%

Grupo Elektra, S.A. de C.V.	12	Third Quarter 2003 Results

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

GRUPO ELEKTRA, S.A de C.V. (Registrant)

By:	/s/ Rodrigo Pliego Abraham

Rodrigo Pliego Abraham Chief Financial Officer

Dated: August 1, 2003.